UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM C-AR

UNDER THE SECURITIES ACT OF 1933

(Mark one.)

- ☐ Form C: Offering Statement
- ☐ Form C-U: Progress Update
- ☐ Form C/A: Amendment to Offering Statement
  - ☐ Check box if Amendment is material and investors must reconfirm within five business days.
- ☑ Form C-AR: Annual Report
- ☐ Form C-AR/A: Amendment to Annual Report
- ☐ Form C-TR: Termination of Reporting

Name of issuer
Zero-Gravity Holdings, Inc.

Legal status of issuer

>*Form*
>Corporation

>*Jurisdiction of Incorporation/Organization*
>Nevada

>*Date of organization*
>March 27, 1998

Physical address of issuer
505 Odyssey Way , #410, Exploration Park, FL 32953

Current number of employees
18

	Most recent fiscal year-end	Prior fiscal year-end
Total Assets	$12,819,718.42	$13,345,343.16
Cash & Cash Equivalents	$608,975.79	$71,558.52
Accounts Receivable	$526,575.85	$1,455,980.58
Short-term Debt	4,286,814.71	7,575,605.14
Long-term Debt	$8,484,681.00	$603,000.00
Revenues/Sales	$10,296,493.43	$82,084.53
Cost of Goods Sold	$10,067,972.82	$5,654,333.19
Taxes Paid	$0	$0
Net Income	-3731425.47	$ -6,754,916.39

April 25, 2025

FORM C-AR

Zero-Gravity Holdings, Inc.



  This Form C-AR (including the cover page and all exhibits attached hereto, the "Form C-AR) is being furnished by Zero-Gravity Holdings, Inc., a Nevada Corporation (the "Company," as well as references to "we," "us," or "our") for the sole purpose of providing certain information about the Company as required by the Securities and Exchange Commission ("SEC").

No federal or state securities commission or regulatory authority has passed upon the accuracy or adequacy of this document. The U.S. Securities and Exchange Commission does not pass upon the accuracy or completeness of any disclosure document or literature. The Company is filing this Form C-AR pursuant to Regulation CF (§ 227.100 et seq.) which requires that it must file a report with the Commission annually and post the report on its website at www.gozerog.com no later than 120 days after the end of each fiscal year covered by the report. The Company may terminate its reporting obligations in the future in accordance with Rule 202(b) of Regulation CF (§ 227.202(b)) by 1) being required to file reports under Section 13(a) or Section 15(d) of the Exchange Act of 1934, as amended, 2) filing at least one annual report pursuant to Regulation CF and having fewer than 300 holders of record, 3) filing annual reports for three years pursuant to Regulation CF and having assets equal to or less than $10,000,000, 4) the repurchase of all the Securities sold pursuant to Regulation CF by the Company or another party, or 5) the liquidation or dissolution of the Company.

The date of this Form C-AR is April 25, 2025.

THIS FORM C-AR DOES NOT CONSTITUTE AN OFFER TO PURCHASE OR SELL SECURITIES.

  Forward Looking Statement Disclosure

  This Form C-AR and any documents incorporated by reference herein or therein contain forward-looking statements and are subject to risks and uncertainties. All statements other than statements of historical fact or relating to present facts or current conditions included in this Form C-AR are forward-looking statements. Forward-looking statements give the Company's current reasonable expectations and projections relating to its financial condition, results of operations, plans, objectives, future performance and business. You can identify forward-looking statements by the fact that they do not relate strictly to historical or current facts. These statements may include words such as "anticipate," "estimate," "expect," "project," "plan," "intend," "believe," "may," "should," "can have," "likely" and other words and terms of similar meaning in connection with any discussion of the timing or nature of future operating or financial performance or other events.

The forward-looking statements contained in this Form C-AR and any documents incorporated by reference herein or therein are based on reasonable assumptions the Company has made in light of its industry experience, perceptions of historical trends, current conditions, expected future developments and other factors it believes are appropriate under the circumstances. As you read and consider this Form C-AR, you should understand that these statements are not guarantees of performance or results. They involve risks, uncertainties (many of which are beyond the Company's control) and assumptions. Although the Company believes that these forward-looking statements are based on reasonable assumptions, you should be aware that many factors could affect its actual operating and financial performance and cause its performance to differ materially from the performance anticipated in the forward-looking statements. Should one or more of these risks or uncertainties materialize, or should any of these assumptions prove incorrect or change, the Company's actual operating and financial performance may vary in material respects from the performance projected in these forward-looking statements.

Any forward-looking statement made by the Company in this Form C-AR or any documents incorporated by reference herein or therein speaks only as of the date of this Form C-AR. Factors or events that could cause our actual operating and financial performance to differ may emerge from time to time, and it is not possible for the Company to predict all of them. The Company undertakes no obligation to update any forward-looking statement, whether as a result of new information, future developments or otherwise, except as may be required by law.

About this Form C-AR

You should rely only on the information contained in this Form C-AR. We have not authorized anyone to provide you with information different from that contained in this Form C-AR. You should assume that the information contained in this Form C-AR is accurate only as of the date of this Form C-AR, regardless of the time of delivery of this Form C-AR. Our business, financial condition, results of operations, and prospects may have changed since that date.

Statements contained herein as to the content of any agreements or other document are summaries and, therefore, are necessarily selective and incomplete and are qualified in their entirety by the actual agreements or other documents.

SUMMARY

The following summary is qualified in its entirety by more detailed information that may appear elsewhere in this Form C-AR and the Exhibits hereto.

Zero-Gravity Holdings, Inc. (the "Company") is a Nevada Corporation, formed on March 27, 1998.

The Company is located at 505 Odyssey Way , #410, Exploration Park, FL 32953.

The Company's website is www.gozerog.com.

The information available on or through our website is not a part of this Form C-AR.

The Business

Zero-Gravity Holdings, Inc. is the only FAA Certified provider of parabolic flight microgravity experiences for consumer, research, and charter customers. The Issuer was originally incorporated under the name "Space Adventures, LTD.".

RISK FACTORS

Risks Related to the Company's Business and Industry

Investing in the Securities involves a high degree of risk and may result in the loss of your entire investment. Before making an investment decision with respect to the Securities, we urge you to carefully consider the risks described in this section and other factors set forth in this Form C. In addition to the risks specified below, the Issuer is subject to the same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently riskier than more developed companies. Prospective Investors should consult with their legal, tax and financial advisors prior to making an investment in the Securities. The Securities should only be purchased by persons who can afford to lose all of their investment.

Risks Related to the Issuer's Business and Industry

We have a limited operating history upon which you can evaluate our performance, and accordingly, our prospects must be considered in light of the risks that any new company encounters.

The Issuer is still in an early phase and we are just beginning to implement our business plan. There can be no assurance that we will ever operate profitably. The likelihood of our success should be considered in light of the problems, expenses, difficulties, complications and delays usually encountered by early stage companies. The Issuer may not be successful in attaining the objectives necessary for it to overcome these risks and uncertainties.

Global crises and geopolitical events, including without limitation, COVID-19 can have a significant effect on our business operations and revenue projections.

A significant outbreak of contagious diseases, such as COVID-19, in the human population could result in a widespread health crisis. Additionally, geopolitical events, such as wars or conflicts, could result in global disruptions to supplies, political uncertainty and displacement. Each of these crises could adversely affect the economies and financial markets of many countries, including the United States where we principally operate, resulting in an economic downturn that could reduce the demand for our products and services and impair our business prospects, including as a result of being unable to raise additional capital on acceptable terms, if at all

The amount of capital the Issuer is attempting to raise in this Offering may not be enough to sustain the Issuer's current business plan.

In order to achieve the Issuer's near and long-term goals, the Issuer may need to procure funds in addition to the amount raised in the Offering. There is no guarantee the Issuer will be able to raise such funds on acceptable terms or at all. If we are not able to raise sufficient capital in the future, we may not be able to execute our business plan, our continued operations will be in jeopardy and we may be forced to cease operations and sell or otherwise transfer all or substantially all of our remaining assets, which could cause an Investor to lose all or a portion of their investment.

We may face potential difficulties in obtaining capital.

We may have difficulty raising needed capital in the future as a result of, among other factors, our lack of revenues from sales, as well as the inherent business risks associated with our Issuer and present and future market conditions. We will require additional funds to execute our business strategy and conduct our operations. If adequate funds are unavailable, we may be required to delay, reduce the scope of or eliminate one or more of our research, development or commercialization programs, product launches or marketing efforts, any of which may materially harm our business, financial condition and results of operations.

We may not have enough authorized capital stock to issue shares of common stock to investors upon the conversion of any security convertible into shares of our common stock, including the Securities.

Unless we increase our authorized capital stock, we may not have enough authorized common stock to be able to obtain funding by issuing shares of our common stock or securities convertible into shares of our common stock. We may also not have enough authorized capital stock to issue shares of common stock to investors upon the conversion of any security convertible into shares of our common stock, including the Securities.

We may implement new lines of business or offer new products and services within existing lines of business.

As an early-stage company, we may implement new lines of business at any time. There are substantial risks and uncertainties associated with these efforts, particularly in instances where the markets are not fully developed. In developing and marketing new lines of business and/or new products and services, we may invest significant time and resources. Initial timetables for the introduction and development of new lines of business and/or new products or services may not be achieved, and price and profitability targets may not prove feasible. We may not be successful in introducing new products and services in response to industry trends or developments in technology, or those new products may not achieve market acceptance. As a result, we could lose business, be forced to price products and services on less advantageous terms to retain or attract clients or be subject to cost increases. As a result, our business, financial condition or results of operations may be adversely affected.

We rely on other companies to provide components and services for our products.

We depend on suppliers and contractors to meet our contractual obligations to our customers and conduct our operations. Our ability to meet our obligations to our customers may be adversely affected if suppliers or contractors do not provide the agreed-upon supplies or perform the agreed-upon services in compliance with customer requirements and in a timely and cost-effective manner. Likewise, the quality of our products may be adversely impacted if companies to whom we delegate manufacture of major components or subsystems for our products, or from whom we acquire such items, do not provide components which meet required specifications and perform to our and our customers' expectations. Our suppliers may be unable to quickly recover from natural disasters and other events beyond their control and may be subject to additional risks such as financial problems that limit their ability to conduct their operations. The risk of these adverse effects may be greater in circumstances where we rely on only one or two contractors or suppliers for a particular component. Our products may utilize custom components available from only one source. Continued availability of those components at acceptable prices, or at all, may be affected for any number of reasons, including if those suppliers decide to concentrate on the production of common components instead of components customized to meet our requirements. The supply of components for a new or existing product could be delayed or constrained, or a key manufacturing vendor could delay shipments of completed products to us adversely affecting our business and results of operations.

We rely on various intellectual property rights, including trademarks, in order to operate our business.

The Issuer relies on certain intellectual property rights to operate its business. The Issuer's intellectual property rights may not be sufficiently broad or otherwise may not provide us a significant competitive advantage. In addition, the steps that we have taken to maintain and protect our intellectual property may not prevent it from being challenged, invalidated, circumvented or designed-around, particularly in countries where intellectual property rights are not highly developed or protected. In some circumstances, enforcement may not be available to us because an infringer has a dominant intellectual property position or for other business reasons, or countries may require compulsory licensing of our intellectual property. Our failure to obtain or maintain intellectual property rights that convey competitive advantage, adequately protect our intellectual property or detect or prevent circumvention or unauthorized use of such property, could adversely impact our competitive position and results of operations. We also rely on nondisclosure and noncompetition agreements with employees, consultants and other parties to protect, in part, trade secrets and other proprietary rights. There can be no assurance that these agreements will adequately protect our trade secrets and other proprietary rights and will not be breached, that we will have adequate remedies for any breach, that others will not independently develop substantially equivalent proprietary information or that third parties will not otherwise gain access to our trade secrets or other proprietary rights. As we expand our business, protecting our intellectual property will become increasingly important. The protective steps we have taken may be inadequate to deter our competitors from using our proprietary information. In order to protect or enforce our patent rights, we may be required to initiate litigation against third parties, such as infringement lawsuits. Also, these third parties may assert claims against us with or without provocation. These lawsuits could be expensive, take significant time and could divert management's attention from other business concerns. The law relating to the scope and validity of claims in the technology field in which we operate is still evolving and, consequently, intellectual property positions in our industry are generally uncertain. We cannot assure you that we will prevail in any of these potential suits or that the damages or other remedies awarded, if any, would be commercially valuable.

The Issuer's success depends on the experience and skill of the board of directors, its executive officers and key employees.

We are dependent on our board of directors, executive officers and key employees. These persons may not devote their full time and attention to the matters of the Issuer. The loss of our board of directors, executive officers and key employees could harm the Issuer's business, financial condition, cash flow and results of operations.

Although dependent on certain key personnel, the Issuer does not have any key person life insurance policies on any such people.

We are dependent on certain key personnel in order to conduct our operations and execute our business plan, however, the Issuer has not purchased any insurance policies with respect to those individuals in the event of their death or disability. Therefore, if any of these personnel die or become disabled, the Issuer will not receive any compensation to assist with such person's absence. The loss of such person could negatively affect the Issuer and our operations. We have no way to guarantee key personnel will stay with the Issuer, as many states do not enforce non-competition agreements, and therefore acquiring key man insurance will not ameliorate all of the risk of relying on key personnel.

Damage to our reputation could negatively impact our business, financial condition and results of operations.

Our reputation and the quality of our brand are critical to our business and success in existing markets, and will be critical to our success as we enter new markets. Any incident that erodes consumer loyalty for our brand could significantly reduce its value and damage our business. We may be adversely affected by any negative publicity, regardless of its accuracy. Also, there has been a marked increase in the use of social media platforms and similar devices, including blogs, social media websites and other forms of internet-based communications that provide individuals with access to a broad audience of consumers and other interested persons. The availability of information on social media platforms is virtually immediate as is its impact. Information posted may be adverse to our interests or may be inaccurate, each of which may harm our performance, prospects or business. The harm may be immediate and may disseminate rapidly and broadly, without affording us an opportunity for redress or correction.

Our business could be negatively impacted by cyber security threats, attacks and other disruptions.

We continue to face advanced and persistent attacks on our information infrastructure where we manage and store various proprietary information and sensitive/confidential data relating to our operations. These attacks may include sophisticated malware (viruses, worms, and other malicious software programs) and phishing emails that attack our products or otherwise exploit any security vulnerabilities. These intrusions sometimes may be zero-day malware that are difficult to identify because they are not included in the signature set of commercially available antivirus scanning programs. Experienced computer programmers and hackers may be able to penetrate our network security and misappropriate or compromise our confidential information or that of our customers or other third-parties, create system disruptions, or cause shutdowns. Additionally, sophisticated software and applications that we produce or procure from third-parties may contain defects in design or manufacture, including "bugs" and other problems that could unexpectedly interfere with the operation of the information infrastructure. A disruption, infiltration or failure of our information infrastructure systems or any of our data centers as a result of software or hardware malfunctions, computer viruses, cyber-attacks, employee theft or misuse, power disruptions, natural disasters or accidents could cause breaches of data security, loss of critical data and performance delays, which in turn could adversely affect our business.

Security breaches of confidential customer information, in connection with our electronic processing of credit and debit card transactions, or confidential employee information may adversely affect our business.

Our business requires the collection, transmission and retention of personally identifiable information, in various information technology systems that we maintain and in those maintained by third parties with whom we contract to provide services. The integrity and protection of that data is critical to us. The information, security and privacy requirements imposed by governmental regulation are increasingly demanding. Our systems may not be able to satisfy these changing requirements and customer and employee expectations, or may require significant additional investments or time in order to do so. A breach in the security of our information technology systems or those of our service providers could lead to an interruption in the operation of our systems, resulting in operational inefficiencies and a loss of profits. Additionally, a significant theft, loss or misappropriation of, or access to, customers' or other proprietary data or other breach of our information technology systems could result in fines, legal claims or proceedings.

The use of Individually identifiable data by our business, our business associates and third parties is regulated at the state, federal and international levels.

The regulation of individual data is changing rapidly, and in unpredictable ways. A change in regulation could adversely affect our business, including causing our business model to no longer be viable. Costs associated with information security – such as investment in technology, the costs of compliance with consumer protection laws and costs resulting from consumer fraud – could cause our business and results of operations to suffer materially. Additionally, the success of our online operations depends upon the secure transmission of confidential information over public networks, including the use of cashless payments. The intentional or negligent actions of employees, business associates or third parties may undermine our security measures. As a result, unauthorized parties may obtain access to our data systems and misappropriate confidential data. There can be no assurance that advances in computer capabilities, new discoveries in the field of cryptography or other developments will prevent the compromise of our customer transaction processing capabilities and personal data. If any such compromise of our security or the security of information residing with our business associates or third parties were to occur, it could have a material adverse effect on our reputation, operating results and financial condition. Any compromise of our data security may materially increase the costs we incur to protect against such breaches and could subject us to additional legal risk.

The Issuer is not subject to Sarbanes-Oxley regulations and may lack the financial controls and procedures of public companies.

The Issuer may not have the internal control infrastructure that would meet the standards of a public company, including the requirements of the Sarbanes Oxley Act of 2002. As a privately-held (non-public) issuer, the Issuer is currently not subject to the Sarbanes Oxley Act of 2002, and its financial and disclosure controls and procedures reflect its status as a development stage, non-public company. There can be no guarantee that there are no significant deficiencies or material weaknesses in the quality of the Issuer's financial and disclosure controls and procedures. If it were necessary to implement such financial and disclosure controls and procedures, the cost to the Issuer of such compliance could be substantial and could have a material adverse effect on the Issuer's results of operations.

We operate in a highly regulated environment, and if we are found to be in violation of any of the federal, state, or local laws or regulations applicable to us, our business could suffer.

We are also subject to a wide range of federal, state, and local laws and regulations, such as local licensing requirements, and retail financing, debt collection, consumer protection, environmental, health and safety, creditor, wage-hour, anti-discrimination, whistleblower and other employment practices laws and regulations and we expect these costs to increase going forward. The violation of these or future requirements or laws and regulations could result in administrative, civil, or criminal sanctions against us, which may include fines, a cease and desist order against the subject operations or even revocation or suspension of our license to operate the subject business. As a result, we have incurred and will continue to incur capital and operating expenditures and other costs to comply with these requirements and laws and regulations.

Our operating results are expected to be difficult to predict based on a number of factors that also will affect our long-term performance.

We expect our operating results to fluctuate significantly in the future based on a variety of factors, many of which are outside our control and difficult to predict. The following factors may affect us from period-to-period and may affect our long-term performance:

we may fail to successfully execute our business, marketing and other strategies;

we may be unable to attract new customers and/or retain existing customers;

our ability to grow products and services may be limited or we may be unable to realize the potential benefits from our technological developments, which could negatively impact our growth rate and financial performance;

we may require additional capital to finance strategic operations, pursue business objectives and respond to business opportunities, challenges or unforeseen circumstances, and we cannot be sure that additional financing will be available on attractive terms or at all;

our historical growth rates may not be reflective of our future growth;

our business and operating results may be significantly impacted by actual or potential changes to the international, national, regional and local economic, business and financial conditions, including due to inflation, higher interest rates and geopolitical conditions, the health of the U.S. aviation industry and risks associated with our parabolic aviation assets; and

existing or new adverse regulations or interpretations thereof applicable to our industry may restrict our ability to expand or to operate our business as we wish and may expose us to fines and other penalties.

We may not be able to successfully implement our strategies to improve operational efficiency.

We are implementing, and will continue to implement, certain strategies to improve the efficiency of our operations. We face numerous challenges in implementing our strategies to improve operational efficiency, which may be outside of our control. Although we may devote significant financial and other resources to implementing our strategies to improve operational efficiency, these efforts may not be successful or achieve the desired results on the anticipated timeline or at all. Our inability to successfully implement our operational efficiency improvement strategies could have a material adverse effect on our cash flows, financial condition and results of operations, and any assumptions underlying estimates of expected cost savings or expected revenues may be inaccurate.

The market for our products is rapidly growing and we expect to face intense competition, and we may not be able to compete successfully against current and future competitors, some of whom have greater financial, technical, and other resources than we do.

The simulator industry is highly competitive and is also rapidly growing and changing. The industry continues to expand and evolve as an increasing number of competitors and potential competitors enter the market. Many of these competitors and potential competitors may have substantially greater financial, technological and managerial resources and experience than we have. In addition, our products compete with product offerings from large and well-established companies that have greater marketing and sales experience and capabilities than we or the parties with which we contract have. If we are unable to compete successfully, we may be unable to grow and sustain our revenue.

We believe that our ability to compete depends upon many factors both within and beyond our control, including:

our marketing efforts;

the flexibility and variety of our product offerings relative to our competitors, and our ability to timely launch new product initiatives;

the quality and price of products offered by us and our competitors;

our reputation and brand strength relative to our competitors;

customer satisfaction;

the size and composition of our customer base;

our ability to comply with, and manage the costs of complying with, laws and regulations applicable to our business; and

our ability to cost-effectively source and distribute the products we offer and to manage our operation.

Many competitors also have longer operating histories, and have greater technical capabilities, greater financial, marketing, institutional and other resources and larger consumer bases than we do. These factors may also allow our competitors to derive greater revenue and profits from their existing consumer bases, acquire consumers at lower costs or respond more quickly than we will be able to. These competitors may engage in more extensive research and development efforts and adopt more aggressive pricing policies, which may allow them to build larger consumer bases or generate revenue from their existing consumer bases more effectively than we will be able to. As a result, these competitors may be able to offer comparable or substitute products to consumers at similar or lower costs. This could put pressure on us to lower our prices, resulting in lower revenue and margins or cause us to lose market share even if we lower prices.

Furthermore, companies with greater resources or more well-known brand names may attempt to compete with us, and as a result, we may lose current or potential customers and may be unable to generate sufficient revenues to support our operations, any one of which could have a material adverse effect on our ability to grow and our results of operations.

We cannot be certain that we will successfully compete with larger competitors that have greater financial, sales, technical and other resources. Companies with greater resources may acquire our competitors or launch new products, and they may be able to use their resources and scale to respond to competitive pressures and changes in consumer preferences by reducing prices, among other things.

We are not currently registered to conduct business in the State of Florida.

The Issuer is incorporated in and licensed to do business in the State of Nevada. The Issuer has not filed all appropriate documentation, obtained necessary authorizations, paid all fees and any taxes owed or obtained all licensing or approvals necessary to conduct business in Florida. the Issuer intends to engage in all such actions as promptly as possible.

Risks Related to the Offering

State and federal securities laws are complex, and the Issuer could potentially be found to have not complied with all relevant state and federal securities law in prior offerings of securities.

The Issuer has conducted previous offerings of securities and may not have complied with all relevant state and federal securities laws. If a court or regulatory body with the required jurisdiction ever concluded that the Issuer may have violated state or federal securities laws, any such violation could result in the Issuer being required to offer rescission rights to investors in such offering. If such investors exercised their rescission rights, the Issuer would have to pay to such investors an amount of funds equal to the purchase price paid by such investors plus interest from the date of any such purchase. No assurances can be given the Issuer will, if it is required to offer such investors a rescission right, have sufficient funds to pay the prior investors the amounts required or that proceeds from this Offering would not be used to pay such amounts.

In addition, if the Issuer violated federal or state securities laws in connection with a prior offering and/or sale of its securities, federal or state regulators could bring an enforcement, regulatory and/or other legal action against the Issuer which, among other things, could result in the Issuer having to pay substantial fines and be prohibited from selling securities in the future.

The Issuer could potentially be found to have not complied with securities law in connection with this Offering related to a Reservation Campaign (also known as "Testing the Waters").

Prior to filing this Form C, the Issuer engaged in a Reservation Campaign (also known as "testing the waters") permitted under Regulation Crowdfunding (17 CFR 227.206), which allows issuers to communicate to determine whether there is interest in the offering. All communication sent is deemed to be an offer of securities for purposes of the antifraud provisions of federal securities laws. Any Investor who expressed interest prior to the date of this Offering should read this Form C thoroughly and rely only on the information provided herein and not on any statement made prior to the Offering. The communications sent to Investors prior to the Offering are attached as Exhibit E. Some of these communications may not have included proper disclaimers required for a Reservation Campaign.

The U.S. Securities and Exchange Commission does not pass upon the merits of the Securities or the terms of the Offering, nor does it pass upon the accuracy or completeness of any Offering document or literature.

You should not rely on the fact that our Form C is accessible through the U.S. Securities and Exchange Commission's EDGAR filing system as an approval, endorsement or guarantee of compliance as it relates to this Offering. The U.S. Securities and Exchange Commission has not reviewed this Form C, nor any document or literature related to this Offering.

Neither the Offering nor the Securities have been registered under federal or state securities laws.

No governmental agency has reviewed or passed upon this Offering or the Securities. Neither the Offering nor the Securities have been registered under federal or state securities laws. Investors will not receive any of the benefits available in registered offerings, which may include access to quarterly and annual financial statements that have been audited by an independent accounting firm. Investors must therefore assess the adequacy of disclosure and the fairness of the terms of this Offering based on the information provided in this Form C and the accompanying exhibits.

The Issuer's management may have broad discretion in how the Issuer uses the net proceeds of the Offering.

Unless the Issuer has agreed to a specific use of the proceeds from the Offering, the Issuer's management will have considerable discretion over the use of proceeds from the Offering. You may not have the opportunity, as part of your investment decision, to assess whether the proceeds are being used appropriately.

The Intermediary Fees paid by the Issuer are subject to change depending on the success of the Offering.

At the conclusion of the Offering, the Issuer shall pay the Intermediary the greater of (A) a fee of six percent (6%) of the dollar amount raised in the Offering or (B) a cash fee of twelve thousand dollars ($12,000.00). The compensation paid by the Issuer to the Intermediary may impact how the Issuer uses the net proceeds of the Offering.

The Issuer has the right to limit individual Investor commitment amounts based on the Issuer's determination of an Investor's sophistication.

The Issuer may prevent any Investor from committing more than a certain amount in this Offering based on the Issuer's determination of the Investor's sophistication and ability to assume the risk of the investment. This means that your desired investment amount may be limited or lowered based solely on the Issuer's determination and not in line with relevant investment limits set forth by the Regulation CF rules. This also means that other Investors may receive larger allocations of the Offering based solely on the Issuer's determination.

The Issuer has the right to extend the Offering Deadline.

The Issuer may extend the Offering Deadline beyond what is currently stated herein. This means that your investment may continue to be held in escrow while the Issuer attempts to raise the Target Offering Amount even after the Offering Deadline stated herein is reached. While you have the right to cancel your investment in the event the Issuer extends the Offering Deadline, if you choose to reconfirm your investment, your investment will not be accruing interest during this time and will simply be held until such time as the new Offering Deadline is reached without the Issuer receiving the Target Offering Amount, at which time it will be returned to you without interest or deduction, or the Issuer receives the Target Offering Amount, at which time it will be released to the Issuer to be used as set forth herein. Upon or shortly after the release of such funds to the Issuer, the Securities will be issued and distributed to you.

The Issuer may also end the Offering early.

If the Target Offering Amount is met after 21 calendar days, but before the Offering Deadline, the Issuer can end the Offering by providing notice to Investors at least 5 business days prior to the end of the Offering. This means your failure to participate in the Offering in a timely manner, may prevent you from being able to invest in this Offering – it also means the Issuer may limit the amount of capital it can raise during the Offering by ending the Offering early.

The Issuer has the right to conduct multiple closings during the Offering.

If the Issuer meets certain terms and conditions, an intermediate close (also known as a rolling close) of the Offering can occur, which will allow the Issuer to draw down on seventy percent (70%) of Investor proceeds committed and captured in the Offering during the relevant period. The Issuer may choose to continue the Offering thereafter. Investors should be mindful that this means they can make multiple investment commitments in the Offering, which may be subject to different cancellation rights. For example, if an intermediate close occurs and later a material change occurs as the Offering continues, Investors whose investment commitments were previously closed upon will not have the right to re-confirm their investment as it will be deemed to have been completed prior to the material change.

Risks Related to the Securities

The Custodian shall serve as the legal title holder of the Securities. Investors will only obtain a beneficial ownership in the Securities.

The Issuer and the Investor shall appoint and authorize the qualified third-party Custodian for the benefit of the Investor, to hold the Securities in registered form in the Custodian's name or the name of the Custodian's nominees for the benefit of the Investor and Investor's permitted assigns. The Custodian may take direction from the Lead, who will act on behalf of the Investors, and the Custodian may be permitted to rely on the Lead's instructions related to the Securities. Investors may never become an equity holder, merely a beneficial owner of an equity interest.

The Securities will not be freely tradable under the Securities Act until one year from when the Securities are issued. Although the Securities may be tradable under federal securities law, state securities regulations may apply, and each Investor should consult with their attorney.

You should be aware of the long-term nature of this investment. There is not now and likely will not ever be a public market for the Securities. Because the Securities have not been registered under the Securities Act or under the securities laws of any state or foreign jurisdiction, the Securities have transfer restrictions and cannot be resold in the United States except pursuant to Rule 501 of Regulation CF. It is not currently contemplated that registration under the Securities Act or other securities laws will be effected. Limitations on the transfer of the Securities may also adversely affect the price that you might be able to obtain for the Securities in a private sale. Investors should be aware of the long-term nature of their investment in the Issuer. Each Investor in this Offering will be required to represent that they are purchasing the Securities for their own account, for investment purposes and not with a view to resale or distribution thereof. If a transfer, resale, assignment or distribution of the Security should occur the transferee, purchaser, assignee or distribute, as relevant, will be required to sign a new Omnibus Nominee Trust Agreement (attached as Exhibit D). Additionally, Investors will only have a beneficial interest in the Securities, not legal ownership, which may make their resale more difficult as it will require coordination with the Custodian.

Investors will not be entitled to any inspection or information rights other than those required by law.

Investors will not have the right to inspect the books and records of the Issuer or to receive financial or other information from the Issuer, other than as required by law. Other security holders of the Issuer may have such rights. Regulation CF requires only the provision of an annual report on Form C and no additional information. Additionally, there are numerous methods by which the Issuer can terminate annual report obligations, resulting in no to limited information rights owed to Investors.

Each Investor must purchaser the Securities in the Offering for Investor's own account for investment.

Each Investor must purchase the Securities for its own account for investment, not as a nominee or agent, and not with a view to, or for resale in connection with, the distribution thereof, and each Investor must represent it has no present intention of selling, granting any participation in, or otherwise distributing the same. Each Investor must acknowledge and agree that the Subscription Agreement and the underlying securities have not been, and will not be, registered under the Securities Act or any state securities laws, by reason of specific exemptions under the provisions thereof which depend upon, among other things, the bona fide nature of the investment intent and the accuracy of the Investor representations.

Investors purchasing the Securities in this Offering may be significantly diluted as a consequence of subsequent financings.

The Securities being offering will be subject to dilution. The Issuer intends to issue additional equity to employees and third-party financing sources in amounts that are uncertain at this time, and as a consequence holders of Securities stock will be subject to dilution in an unpredictable amount. Such dilution will reduce an Investor's control and economic interests in the Issuer. The amount of additional financing needed by Issuer will depend upon several contingencies not foreseen at the time of this offering. Each such round of financing (whether from the Issuer or other investors) is typically intended to provide the Issuer with enough capital to reach the next major corporate milestone. If the funds are not sufficient, Issuer may have to raise additional capital at a price unfavorable to the existing investors, including the purchaser. The availability of capital is at least partially a function of capital market conditions that are beyond the control of the Issuer. There can be no assurance that the Issuer will be able to predict accurately the future capital requirements necessary for success or that additional funds will be available from any source. Failure to obtain such financing on favorable terms could dilute or otherwise severely impair the value of the Securities.

There is no present market for the Securities and we have arbitrarily set the price.

The offering price was not established in a competitive market. We have arbitrarily set the price of the Securities with reference to the general status of the securities market and other relevant factors. The offering price for the Securities should not be considered an indication of the actual value of the Securities and is not based on our asset value, net worth, revenues or other established criteria of value. We cannot guarantee that the Securities can be resold at the offering price or at any other price.

There is no guarantee of a return on an Investor's investment.

There is no assurance that an Investor will realize a return on their investment or that they will not lose their entire investment. For this reason, each Investor should read this Form C and all exhibits carefully and should consult with their attorney and business advisor prior to making any investment decision.

IN ADDITION TO THE RISKS LISTED ABOVE, RISKS AND UNCERTAINTIES NOT PRESENTLY KNOWN, OR WHICH WE CONSIDER IMMATERIAL AS OF THE DATE OF THIS FORM C, MAY ALSO HAVE AN ADVERSE EFFECT ON OUR BUSINESS AND RESULT IN THE TOTAL LOSS OF YOUR INVESTMENT.

In addition to the risks listed above, businesses are often subject to risks not foreseen or fully appreciated by the management. It is not possible to foresee all risks that may affect us. Moreover, the Company cannot predict whether the Company will successfully effectuate the Company's current business plan. Each prospective Purchaser is encouraged to carefully analyze the risks and merits of an investment in the Securities and should take into consideration when making such analysis, among other, the Risk Factors discussed above.

BUSINESS

Description of the Business

Zero-Gravity Holdings, Inc. is the only FAA Certified provider of parabolic flight microgravity experiences for consumer, research, and charter customers. The Issuer was originally incorporated under the name "Space Adventures, LTD.".

Business Plan

Zero Gravity conducts parabolic flight operations using a modified Boeing 727 aircraft, "G-Force One." It is the only FAA certified parabolic flight operation in the world. Zero-G operates three principal lines of business: Research, Charter, and Consumer. The Research line of business comprises approximately 45% of the business and consists of whole aircraft charters, primarily to large aerospace corporations and the U.S. Government, and mixed payloads research campaigns where universities, laboratories, and commercial space businesses share space on the aircraft to conduct research. Approximately 80% of the mixed payload business is funded through a sole source, multi-year NASA IDIQ contract. Additionally, Zero-G has a long term contract with the U.S. Space Force to provide research flights for the Azimuth Program. Zero-G intends to expand and grow the research line of business and part of that growth plan is to establish a fixed research payload integration facility to enable greater throughput of research flights.

The Charter line of business comprises approximately 20% of Zero-G's revenue and consists of individuals; media, TV and music production companies, and other corporations. Zero-G intends to grow this line of business by expanding into the corporate training and experiences sector and already has an agreement with Designing Transformative Experiences to offer corporate training packages around a Zero-G flight.

The consumer line of business comprises the selling of individual seats to the general public to experience a Zero-G flight. This line of business is supported primarily through direct marketing via email, social media and the www.gozerog.com website. Zero-G also utilizes a reseller network to drive consumer and charter sales. Zero-G is expanding its consumer offering by partnering with Kennedy Space Center Visitor Center to offer a two-day package that includes a Zero-G flight from the Space Shuttle Landing Facility and KSC Visitor Center access including a private tour with a NASA astronaut. This experience will be offered at a premium pricing level.

DIRECTORS, OFFICERS AND EMPLOYEES

Directors

The directors or managers of the Company are listed below along with all positions and offices held at the Company and their principal occupation and employment responsibilities for the past three (3) years and their educational background and qualifications.

Name

Chris Kelly

All positions and offices held with the Company and date such position(s) was held with start and ending dates

Director at the Issuer as of June 8, 2024

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates

General Partner, Kelly Ventures As an investor in Silicon Valley, Chris Kelly has been a prolific angel and later-stage backer of innovative technology, media, and finance startups. Trained as an attorney, he served as the first General Counsel, Chief Privacy Officer, and Head of Global Public Policy at Facebook/Meta (2005-2010), and also ran Facebook's corporate development actives int he early days. Chris has a 15-year track record as personal family office head providing angel and later stage investment to multiple successful companies including Alchemy, Chime, Looker (acquired by Google Cloud), SpaceX, Zipline, Silicon Ranch, and public.com He joined with friends from around California to purchase the NBA's Sacramento Kings in 2013 and keep them in California's capital city. Helping to oversee the construction of the Golden 1 Center as the Kings' new home in downtown Sacramento, Chris and his partners completed a development that is the cornerstone of Sacramento's downtown revitalization. He is an active participant in the NBA's blockchain activities, including the phenomenally successful NBA Top Shot NFT collecting and trading platform. An alumnus of law firms Wilson Sonsini and Baker McKenzie, Chris served as a business development and legal executive at multiple startups before joining Facebook as one of its earliest senior employees. Since leaving Facebook in 2010 to run for Attorney General of California, he has stayed engaged with a variety of political endeavors, including leading 2012's Proposition 35 in California to update the state's outdated laws fighting human trafficking – both by margin of victory and number of votes the most successful initiative in the history of the state.

Education

Chris holds a B.A. in Government and Philosophy from Georgetown, a M.A. in Political Science from Yale, and a J.D. degree from Harvard, where he served as editor-in-chief of the Harvard Journal of Law & Technology.

Name

Mastt Gohd

All positions and offices held with the Company and date such position(s) was held with start and ending dates

Executive Chairman and Director of the Issuer as of August 15, 2024 Executive Chairman of Zero Gravity Corporation, (gozerog.com) the only FAA certified plane creating an experience like Astronauts in a specially configured 727.

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates

He originally joined as CEO in December of 2019 with the company in extreme distress facing immediate closure. For the next three years he led the team that increased revenues from $3m to $8m ending with $12m in 2022. Zero-G was featured on every major network, front page of most major news publications and significantly increased the company's footprint throughout the Space industry. Matt stepped back in as interim CEO August of 2023 with company in a dire situation and by January of 2024 stabilized it and recruited Space Industry Veteran and retired Navy test pilot Kevin Sproge as CEO. A deep background in the securities industry for over 40 years, involved in over 50 IPOs, mergers, restructurings, and acquisitions generating billions of dollars of shareholder value. He was co-chairman of Bluestone Capital and the Principal Managing Director of Pali Capital. He also served in the role of Chief Market Strategist, advising billion-dollar investment funds on sophisticated option and market strategies. As a finance expert, Matt has often been interviewed by news organizations such as the Wall Street journal, Fox Business News, CNBC, and CNN. Previously, Matt served as Chairman of the Executive Committee for Ediets.com, a pioneer in the marketing of an online subscription diet solution. He originated and completed the financing for Ediets.com and the sale of the majority stake in the company at a price more than 600% of the original investor price. He has been involved in complex restructuring and participated as a board member in several public companies. He is currently serving as the founder of MAG Strategic Advisory using his decades of experience in almost all facets of the finance industry to help companies and investors solve complex problems and facilitate optimal decision making. MAG's clients include Family Offices Funds and Emerging Growth Companies. Matt Gohd was a founding board member of the Starlight Children's Foundation in New York City. Since 1985, the foundation has provided education, entertainment, and support to children with serious illnesses and their families. Gohd has also served as the co-chair for the annual dinner at the Robert F. Kennedy Center for Justice and Human Rights in New York. Along with parents from Parkland, Florida, Matt launched and served as CEO of Famsvarpac.org to change Federal laws on Military type Weapons. He is involved in various political causes and has had close ties to a former President, a Vice president, and many members of Congress. Matt Gohd held series 7, 24, 63, and 79 licenses.

Education

Matt attended California State University, where he studied Statistics and Accounting and completed the UCLA Anderson School program on Advanced Mergers and Acquisitions.

Name

Ray Cronise

All positions and offices held with the Company and date such position(s) was held with start and ending dates

Director at the Issuer as of August 6, 2024 Ray Cronise Co-Founded Zero Gravity Corporation in 1993 with Peter Diamonds and Byron Lichenberg. From its founding, Ray managed the original FAA Supplemental Type Certificate with the FAA for the modifications necessary to convert the Boeing 727-200 to parabolic operation. Ray continued with Zero Gravity throughout era first commercial 7-flight/167 parabola campaign in September 200 for the Matrix Sequels with Eon Entertainment and Warner Brothers. Ray also was writing lead on Zero-G's U.S. Patent, System converting jet aircraft to parabolic flight operation (PN 5,971,319) 1999.

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates

Ray worked a scientist at NASA' Marshall Space Flight Center from 1983-1999 in physical & Analytical Chemistry, Microgravity Material Science, and Biophysics. He was the Microgravity Science and Applications Division Lead for parabolic flight and conducted a wide range of KC-135, DC-9, and Shuttle experiments resulting in 36 peer reviewed science microgravity material science publications and 7 NASA patents with >$1.4M in funded research proposals. Ray served as the Assistant Mission Scientist for 4 Spacelab Missions: USMP-4, STS-87, International Microgravity Laboratory (IML- 1), STS-42, Spacelab-J, STS–47, USMP-3,

STS–75. Ray was a Principle Investigator for 2 Space Shuttle Middeck Aerogel Experiments (STS-95 & STS-93). After taking an early Retirement from NASA, Ray Co-Founded the RTR Group, a composites manufacturing company, which was sold in 2008. As Vice President of Engineering, Ray managed the EPA Title V Permit Application for the company's composites manufacturing plant, which was awarded the TN Pollution Prevention Award in 2001. They received the 2003 American Composites Manufacturing Association (ACMA) Excellence in Innovation Award, for manufacturing in 2003 and The ACMA ACE Award for Open Molded Products in 2006 – the industry's top recognition. He served on the ACMA technical committee 2001- 2008 and as a Contributing Editor for Composites Fabricator Magazine. During the same time Ray served on various ANSI writing committees in the pool & spa industry: ANSI/NSPI-1 Standard for Public Swimming Pools, ANSI/NSPI-5 Standard for Residential Swimming Pools, ANSI/APSP-7 Suction Entrapment Avoidance in Swimming Pools, Wading Pools, Spas, Hot Tubs, and Catch Basins, ASME/APSP-17, A112.19.17, Joint Writing Committee Safety Vacuum Release Systems, APSP Technical Council 2002-2010, APSP Builders Council 2003-2005. He was the U.S. Consumer Product Safety Commission's Spokesperson for The Virginia Graeme Baker Pool and Spa Safety Act and was awarded a $1M contract to oversee training for state and local Building and Health Officials Nationwide. From 2012-2020, Ray worked in Longevity/Healthspan coauthoring two journal articles with David Sinclair (Harvard - Sinclair Lab) and Andrew Bremer (NIH Director of DNR) on environmental metabolic adaptations impacting longevity/healthspan (Metabolic Winter Hypothesis/Oxidative Priority. He coauthored two Best Selling book on Plant- Based Nutrition (Peguin/Random House 2018/19) and gave numerous lectures in US, Europe, South America, and Asia. Since May 2022 Ray has served as an Advisor to the Dean/CEO of Kansas State University Salina Aerospace & Technology Campus to assist in the development of Advanced Composites, Aviation Maintenance, and AR/VR Simulation and Immersive Facilities. He's assisted in Raising >$75M in funding from State, Federal, and Philanthropic donors, including a $10M grant from General Atomics, the largest corporate gift in university history. The university now is partnered with many industry leaders in aviation, military, manufacturing, and entertainment to develop advanced aviation training and UAS operations. KState Salina Campus is located on 12,000 ft runway with a fleet of 50 aircraft (single engine, turboprop, and jet) and Graduates over 300 commercial pilots and 120 A&Ps each year along with B.S. and M.S. in various aviation management operations.

Education

Ray studied Chemistry in undergraduate and Graduate school and was in the inaugural class of the International Space University hosted at MIT in 1988.

Name

Greg Mellon

All positions and offices held with the Company and date such position(s) was held with start and ending dates

VP, Sales and Marketing of the Issuer as of July 1, 2022

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates

Creative strategist with 13 years of experience building scalable, high-performing marketing & sales teams. Built and/or optimized marketing & sales departments for over 100 companies. Driven over $82 million in career sales across a variety of industries.

Education

B.S. in International Business, Marketing, & Mandarin Chinese from #1- ranked Darla Moore School of Business (University of South Carolina

Officers of the Company

The officers of the Company are listed below along with all positions and offices held at the Company and their principal occupation and employment responsibilities for the past three (3) years and their educational background and qualifications.

Name

Kevin Sproge

All positions and offices held with the Company and date such position(s) was held with start and ending dates

CEO of the Issuer as of January 1, 2024

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates

Kevin Sproge joined Zero-g in 2021 as a zero gravity coach. He grew up in New York and New Jersey and was commission as a U.S> Navy Officer in 1998. After a successful tour as an operational FA-18C pilot, he was selected to the United States Naval test Pilot School, graduating in 2005 with a follow on tour as a Navy Test Pilot conducting developmental test and evaluation on FA-18, EA-18g, and T-45 aircraft. He returned to the Fleet for another operational tour flying the FA-18E. He transitioned to the Aerospace Engineering Duty Officer Corps and spend the remainder of his career both as a Test Pilot and Acquisition Officer working at the Defense Threat Reduction Agency and the F-35 Lightening II Program. He was selected as a Secretary of Defense Corporation Fellow in 2018 and spend a year embedded with Alaska Airlines in Seattle, WA where he was the Director of Fleet Projects. He retired from Active Duty in 2018. After retiring from the Navy, Kevin joined Blue Origin as a Systems Engineer on the New Shepard Program. He was rapidly promoted to Director, Systems Architecture and took on the additional responsibility of developing the New Shepard astronaut training program. He was ultimately selected as one of the first two Blue Origin "CrewMember 7", and was the trainer for the historic Blue Origin First Human Flight of Jeff Bezos, Mark Bezos, Wally Funk, and Oliver Daemon. He both trained and functioned operationally as either CrewMember 7 or CapCom for all of Blue's astronaut missions in 2021 and 2022. He joined Sierra Space in 2022 as the Director of Safety and Mission Assurance for the Space Destinations sector and worked to design and build the world's first purely commercial space station.

Education

Kevin holds a BS in Aerospace Engineering from the U.S. Naval Academy, and MS in Aviation Systems Engineering from the University of Tennessee, and an MA in National Security and Strategy from the U.S. Naval War College.

Indemnification

Indemnification is authorized by the Company to directors, officers or controlling persons acting in their professional capacity pursuant to Nevada law. Indemnification includes expenses such as attorney's fees and, in certain circumstances, judgments, fines and settlement amounts actually paid or incurred in connection with actual or threatened actions, suits or proceedings involving such person, except in certain circumstances where a person is adjudged to be guilty of gross negligence or willful misconduct, unless a court of competent jurisdiction determines that such indemnification is fair and reasonable under the circumstances.

Employees

The Company currently has 18 employees

CAPITALIZATION AND OWNERSHIP

Capitalization

The Company has issued the following outstanding Securities:

Type of security	Common Stock
Amount outstanding	7,760,422
Voting Rights	None
Anti-Dilution Rights	None
How this Security may limit, dilute or qualify the Notes/Bonds issued pursuant to Regulation CF	he Company may decide to issue more capital stock which may dilute the Security.
Other Material Terms or information.	Par Value Per Share: $0.001

Type of security	Series B Preferred Stock
Amount outstanding	2,576,979
Voting Rights	the number of votes equal to the number of whole shares of Common Stock into which the shares of Series B Preferred Stock held by such holder are convertible as of the record date for determining stockholder entitled to vote on such matter
Anti-Dilution Rights	Broad-based anti-dilution
How this Security may limit, dilute or qualify the Notes/Bonds issued pursuant to Regulation CF	The Company may decide to issue more capital stock which may dilute the Security.
Other Material Terms or information.	Par Value Per Share: $0.0001

Type of security	Unit of Preferred Stock and Warrant
Amount outstanding	0
Voting Rights	None
Anti-Dilution Rights	Fully diluted PSW- 3,982,687
How this Security may limit, dilute or qualify the Notes/Bonds issued pursuant to Regulation CF	The Company may decide to issue more warrants which may dilute the Security.
Other Material Terms or information.	None

Type of security	Unit of Common Stock and Warrant
Amount outstanding	0
Voting Rights	None
Anti-Dilution Rights	Fully diluted CSW- 1,652,213
How this Security may limit, dilute or qualify the Notes/Bonds issued pursuant to Regulation CF	The Company may decide to issue more warrants which may dilute the Security.
Other Material Terms or information.	None

Type of security	Options and RSUs Options
Amount outstanding	0
Voting Rights	None
Anti-Dilution Rights	None
How this Security may limit, dilute or qualify the Notes/Bonds issued pursuant to Regulation CF	The Company may decide to issue more stock options which may dilute the Security.
Other Material Terms or information.	700000/700000 Fully diluted

The Company has the following debt outstanding:

Type of debt	Notes
Name of creditor	Bess Ventures and Advisory, LLC
Amount outstanding	$8,000,000
Interest rate and payment schedule	12% annual
Amortization schedule	
Describe any collateral or security	Aircraft
Maturity date	August 31, 2027
Other material terms	None

The total amount of outstanding debt of the company is $8,000,000.00.

The Company has conducted the following prior Securities offerings in the past three years:

Security Type	Number Sold	Money Raised	Use of Proceeds	Offering Date	Exemption from Registration Used or Public Offering
Common Stock		$280,425.63	Intermediary Fees, Second Aircraft Acquisition, Operating Capital	September 13, 2024	Regulation CF
Preferred Stock	2,449,755.00	$3,675,000.00	Working Capital, AP and Debt pay off	January 1, 2024	Section 4(a)(2)
Unit of Common Stock and Warrant	1,564,583.33	$NA	Issued as part of Series B listed above	January 1, 2024	Section 4(a)(2)

Ownership

The company has two primary classes of shares: Preferred and Common Stock. There are over 100 stockholders who collectively constitute the company's ownership rights.

Below the beneficial owners of 20% percent or more of the Company's outstanding voting equity securities, calculated on the basis of voting power, are listed along with the amount they own.

Name	Percentage Owned
N/A	

FINANCIAL INFORMATION

Please see the financial information listed on the cover page of this Form C-AR and attached hereto in addition to the following information. Financial statements are attached hereto as Exhibit A.

Operations

The Company completed its seed round of financing on January 1, 2025. Following the Offering, we anticipate having sufficient liquidity to execute our business plan until Q1 2025. Our significant challenges include securing sufficient funds for the second plane purchase, maintaining the continuity of the maintenance program (C-Check, an extensive check), and meeting the working capital requirements.

The company is expanding into new geographical locations, including Asia and Europe, such as South Korea, in pursuit of new revenue and growth opportunities through international expansion. We are projecting 60 to 80 revenue-generating flights for 2025 and the subsequent years, which should result in a year-over-year revenue growth of $3 million. Additionally, we plan to enter into partnerships with our associations, such as the Concours Club, KSC Visitors Center, and DTE Leadership Training, to further increase revenue and explore additional growth opportunities. We are also preparing for Series B1, which is another round of investor funding.

Liquidity and Capital Resources

On September 13, 2024 the Company conducted an offering pursuant to Regulation CF and raised $280,425.63.

On January 1, 2024 the Company conducted an offering pursuant to Section 4(a)(2) and raised $3,675,000.00.

On January 1, 2024 the Company conducted an offering pursuant to Section 4(a)(2) and raised $NA.

The Company does not have any additional sources of capital other than the proceeds from the Regulation CF Offering.

Capital Expenditures and Other Obligations

Material Changes and Other Information

Trends and Uncertainties

The financial statements are an important part of this Form C-AR and should be reviewed in their entirety. The financial statements of the Company are attached hereto as Exhibit A.

Restrictions on Transfer

Any Securities sold pursuant to Regulation CF being offered may not be transferred by any Investor of such Securities during the one-year holding period beginning when the Securities were issued, unless such Securities were transferred: 1) to the Company, 2) to an accredited investor, as defined by Rule 501(d) of Regulation D of the Securities Act of 1933, as amended, 3) as part of an Offering registered with the SEC or 4) to a member of the family of the Investor or the equivalent, to a trust controlled by the Investor, to a trust created for the benefit of a family member of the Investor or the equivalent, or in connection with the death or divorce of the Investor or other similar circumstances. "Member of the family" as used herein means a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother/father/daughter/son/sister/brother-in-law, and includes adoptive relationships. Remember that although you may legally be able to transfer the Securities, you may not be able to find another party willing to purchase them.

TRANSACTIONS WITH RELATED PERSONS AND CONFLICTS OF INTEREST

Related Person Transactions

From time to time the Company may engage in transactions with related persons. Related persons are defined as any director or officer of the Company; any person who is the beneficial owner of 10 percent or more of the Company's outstanding voting equity securities, calculated on the basis of voting power; any promoter of the Company; any immediate family member of any of the foregoing persons or an entity controlled by any such person or persons.

The Company has the following transactions with related persons:

Company Loans

Related Person/Entity	Kevin Sproge
Relationship to the Company	CEO
Total amount of money involved	$10,000
Benefits or compensation received by related person	No additional benefits.
Benefits or compensation received by Company	No Additional benefits
Description of the transaction	Short Term Loan

Company Other Transactions

Related Person/Entity	Matt Gohd
Relationship to the Company	CEO/ Chairman
Total amount of money involved	$175,000
Benefits or compensation received by related person	Yearly Compensation - 230K
Benefits or compensation received by Company	None
Description of the transaction	On February 18, 2021, the Issuer and Matt Gohd, the Issuers Chief Executive Officer, entered into that certain Subscription Agreement dated as of February 18, 2021, pursuant to which Mr. Gohd subscribed for 5,000,000 shares of the Issuer's Common Stock at a price per share equal to $0.035 for an aggregate purchase amount of $175,000 which was paid in the form of a promissory

	note. The promissory note was entered into on February 18, 2021, matured on January 1, 2024, and contained and interest rate of 3.25% per annum.

Related Person/EntityLane BessRelationship to the CompanyShareholder and Investor Total amount of money involved8,000,000Benefits or compensation received by related personStocks as part of financing & Promissiory NoteBenefits or compensation received by CompanyNADescription of the transactionDuring 2023, the subsidiary received a promissory loan through Bess Ventures and Advisory, LLC (Bess Ventures) for $7,000,000. The loan is payable over monthly payments of $20,000 per each passenger- carrying parabolic flight flown the prior month at an interest rate of 10%. The loan matures on June 30, 2024. As part of the loan agreement, the Issuer plans to sell its aircraft to Bess Ventures. Bess Ventures will then lease the aircraft back to the Issuer. Interest expense on the loan totaled $461,918 and $0 for the years ended December 31, 2023 and 2022, respectively. The outstanding balance at December 31, 2023 and 2022 totaled $7,000,000 and $0, respectively.As of Sept 23rd, Lane Bess Loan of $7 Million has been re-financed. Accrued interest till Sept 22nd 2024 is $702,054.7. Interest is capitalized and the new Principal amount is $8 MillionConflicts of Interest

To the best of our knowledge the Company has not engaged in any transactions or relationships, which may give rise to a conflict of interest with the Company, its operations or its security holders.

SIGNATURE

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C-AR and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

The issuer also certifies that the attached financial statements are true and complete in all material respects.

/s/Kevin Sproge(Signature)Kevin Sproge(Name)CEO and Director(Title)

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Form C-AR has been signed by the following persons in the capacities and on the dates indicated.

Instructions.

1.   The form shall be signed by the issuer, its principal executive officer or officers, its principal financial officer, its controller or principal accounting officer and at least a majority of the board of directors or persons performing similar functions.

2.   The name of each person signing the form shall be typed or printed beneath the signature.

Intentional misstatements or omissions of facts constitute federal criminal violations. See 18 U.S.C. 1001.

EXHIBITS

Exhibit A   Financial Statements

Zero-Gravity Corporation

Balance Sheet

As of December 31, 2024

	TOTAL
ASSETS	
Current Assets	
Bank Accounts	
1100 Cash and Equivalents	608,975.79
Total Bank Accounts	**$608,975.79**
Accounts Receivable	
1130 Accounts Receivable	487,575.85
1135 Allowance for Doubtful Accounts	0.00
Total Accounts Receivable	**$487,575.85**
Other Current Assets	
1140 Other Receivables	0.00
1150 Inventory - Merchandise (Online Store)	**0.00**
1160 Prepaid Expenses	**721,425.24**
1170 S/T Deferred Tax Asset	
1171 S/T Deferred Taxes - Federal	6,974,000.00
1172 S/T Deferred Taxes - State	1,993,000.00
Total 1170 S/T Deferred Tax Asset	**8,967,000.00**
1180 Undeposited Funds	0.00
1200 Due from I/C- ZGIO (Receivables)	0.00
1230 Purchase Advance on 2nd Plane	0.00
Total Other Current Assets	**$9,688,425.24**
Total Current Assets	**$10,784,976.88**
Fixed Assets	
1500 Property Plant & Equipment	
1510 TSA Equipment (Installation & Training)	0.00
1511 Interior Equipment	**0.00**
1520 Website Development	16,650.00
1525 Website Development Accumulated Depr	-278.00
Total 1520 Website Development	**16,372.00**
1530 Aircraft - G Force One	1,437,097.00
1515 Aircraft Purch & Conv Proj 2006	0.00
1531 Amerijet Aircraft (Capital Lease)	0.00
1535 Accumulated Depreciation G Force One	-1,393,896.74
Total 1530 Aircraft - G Force One	**43,200.26**
1570 FIXED ASSET -Equipment	196,799.61
Total 1500 Property Plant & Equipment	**256,371.87**
1600 Right of Use Asset	2,371.00
Total Fixed Assets	**$258,742.87**

Zero-Gravity Corporation

Balance Sheet

As of December 31, 2024

	TOTAL
Other Assets	
1700 Deferred Expenses- C Check (Ascent A.S.)	520,112.14
1705 Deferred Expenses- A Check	76,420.00
1710 Goodwill	0.00
1720 Intangible Assets	**54,371.68**
1730 FAA Part 121 Air Carrier Certification	33,094.85
1800 L/T Deferred Tax Asset	
1810 L/T Deferred Taxes - Federal	736,000.00
1820 L/T Deferred Taxes - State	210,000.00
Total 1800 L/T Deferred Tax Asset	**946,000.00**
1900 Deposits - Long Term	**100,000.00**
Total Other Assets	**$1,729,998.67**
TOTAL ASSETS	**$12,773,718.42**
LIABILITIES AND EQUITY	
Liabilities	
Current Liabilities	
Accounts Payable	
2100 Accounts Payable	2,010,345.07
Total Accounts Payable	**$2,010,345.07**
Other Current Liabilities	
2200 Federal Excise Tax Payable	**221,040.50**
2210 Sales Tax Payable	0.00
2300 S/T Loan	4,286,814.71
2301 PPP Loan	0.00
2305 Lease Liability - Current	2,371.00
2310 Accrued Interest on PPP Loan	0.00
2315 Accrued Interest on ST Loan	32,851.76
2320 Accrued Interest on L/T Loan	**410,948.01**
2350 Revenue Based Factoring Liability	67,000.00
2400 Accrued Expenses	**513,869.96**
2500 Current Unearned Revenue	0.00
2130 Unearned Revenue- PY (old)	0.00
2502 Current Unearned Revenue- Consumer	1,427,272.61
2504 Current Unearned Revenue- Charter	270,159.70
2506 Current Unearned Revenue- Research	2,740,752.35
Total 2500 Current Unearned Revenue	**4,438,184.66**
Out Of Scope Agency Payable	0.00
Total Other Current Liabilities	**$9,973,080.60**
Total Current Liabilities	**$11,983,425.67**

Zero-Gravity Corporation

Balance Sheet
As of December 31, 2024

	TOTAL
Long-Term Liabilities	
2510 Long Term Unearned Revenue	0.00
2520 L/T Deferred Tax Liability	**511,000.00**
2540 L/T Loan - Sr. Secured Debt	3,675,000.00
2545 Discount on Sr. Secured Debt	-129,318.00
Total 2540 L/T Loan - Sr. Secured Debt	**3,545,682.00**
2550 L/T Loan - Subordinated Debt	0.00
2555 Long-Term Portion of S/T Loans	4,427,999.00
2560 Notes Payable	0.00
2600 Lease Liability - Long Term	0.00
Total Long-Term Liabilities	**$8,484,681.00**
Total Liabilities	**$20,468,106.67**
Equity	
3000 Opening Bal Equity	0.00
3100 Preferred Stock	3,766.81
3200 Common stock	7,852.32
3300 Warrants Outstanding	0.00
3400 Additional Paid in Capital	**25,286,819.42**
3500 Retained Earnings - S Corp	-631,840.00
3600 Retained Earnings - C Corp	-28,310,340.10
Net Income	-4,050,646.70
Total Equity	**$ -7,694,388.25**
TOTAL LIABILITIES AND EQUITY	**$12,773,718.42**

<h1 style="text-align:center">Zero-Gravity Corporation</h1>

<p style="text-align:center">Profit and Loss</p>
<p style="text-align:center">January - December 2024</p>

	TOTAL
Income	
4000 Revenue	
4100 ZERO-G Flight Revenue	0.00
4110 Consumer	**2,751,877.21**
4120 Charter	989,764.26
4130 Research	6,552,054.38
Total 4100 ZERO-G Flight Revenue	**10,293,695.85**
4500 Other Revenue	**1,822.60**
Total 4000 Revenue	**10,295,518.45**
Services	974.98
Total Income	**$10,296,493.43**
Cost of Goods Sold	
5000 Cost of Sales	
5100 Parabolic Flight COS	
5110 Flight Crew Salaries / Wages	
5111 Pilot Salaries	1,187,853.29
5112 Flight Engineer Salaries	456,694.96
5113 Flight Attendant Pay	60,300.00
5114 Flight Coach Pay	62,790.00
5115 Inflight & Security Salaries	106,326.63
Total 5110 Flight Crew Salaries / Wages	**1,873,964.88**
5120 Fuel Burn	
5122 Parabolic Fuel Burn	1,546,025.44
Total 5120 Fuel Burn	**1,546,025.44**
5150 Airport FBO Fees	210,066.85
5160 TSA Security	189,128.22
5170 Aircraft Cleaning	3,055.00
Total 5100 Parabolic Flight COS	**3,822,240.39**
5300 Flight Programming Operations	
5310 Program Operations Staff Salaries / Wages	310,294.60
5311 Program Operations Consultants	38,405.00
5315 Aircraft Operations Staff Salaries / Wages	128,847.25
5320 Staff Travel Expenses	
5321 Staff Travel - Transportation	**336,629.09**
5325 Staff Travel - Per diem and Meals	119,989.58
5328 Staff Travel - Lodging	332,375.99

	TOTAL
Total 5320 Staff Travel Expenses	**788,994.66**
5330 Photography/Videography/Video Production	**101,440.10**
5340 Flight Day Supplies	127,940.08
5350 Flight Day Catering	52,960.77
5360 Flight Day Client Transport	6,062.43
5380 Program Ops Equipment and Supplies	669.99
5382 Shipping/Freight/Delivery	42,247.27
Flight Day Venue/Furniture	1,399.60
Total 5300 Flight Programming Operations	**1,599,261.75**
5600 Aircraft Operations COS	
5610 Engines Lease	342,000.00
5620 Operator Management Fee	253,540.94
5630 Flight Crew Training	128,018.62
5640 Aircraft Liability Insurance	**1,082,824.46**
5650 A/C Maintenance	
5651 A Check Amortization	205,006.33
5652 C Check Amortization Expenses	2,080,449.00
5653 A/C Parts and Supplies	365,722.85
5654 Aircraft Mechanic	74,107.75
Total 5650 A/C Maintenance	**2,725,285.93**
5660 Engineering costs	**113,350.00**
Total 5600 Aircraft Operations COS	**4,645,019.95**
5800 Other COS	
5820 Merchandise	1,450.73
Total 5800 Other COS	**1,450.73**
Total 5000 Cost of Sales	**10,067,972.82**
Total Cost of Goods Sold	**$10,067,972.82**
GROSS PROFIT	**$228,520.61**
Expenses	
6000 Sales, Marketing and BD	
6100 Sales/Marketing Staff Salaries/Wages	218,841.65
6110 Sales and Marketing Consultants	400.00
6200 Commissions	**320,483.91**
6230 Merchant Service Fee	106,051.61
6400 Advertising	53,611.59
6500 Marketing	184,635.35
6700 Business Development	259,912.90
Total 6000 Sales, Marketing and BD	**1,143,937.01**
7000 General & Administrative	
7100 Corporate Admin Salaries/Wages	286,249.78
7110 Finance and Accounting Salaries	127,211.40

	TOTAL
7115 Board of Director Fee	60,000.00
7300 Corporate Professional Services	
7320 Legal Fees	228,808.20
7330 Corporate Consulting Services	251,745.00
7340 Finance and Accounting Services	71,871.54
7350 HR & Recruiting Services	254,975.84
7360 IT Admin Services	4,197.56
7370 Executive Admin Services	154.29
7385 Payroll Processing Services	22.50
Total 7300 Corporate Professional Services	**811,774.93**
7400 Corporate Insurance	
7410 Directors & Officers Liability Insurance	64,350.42
7420 Business Auto and Property Insurance	3,975.17
Total 7400 Corporate Insurance	**68,325.59**
7500 Financial Fees	**90,768.42**
7560 Bad Debts Expense	3,811.10
7570 Loss on Sale of Accounts Receivable	688,300.00
7600 Corporate Admin Travel Expenses	8,096.71
7700 Office Expenses	
7710 Office Rent	14,624.44
7720 Telephone Expenses	37,644.54
7721 Home Internet Expenses	2,124.84
7730 Monthly Software Subscriptions- Others	155,272.04
7760 Office Supplies	6,336.17
7770 Office Equipment	1,466.82
7780 Misc. Office Expenses	201.56
Total 7700 Office Expenses	**217,670.41**
7800 Corporate Filing Fees	21,114.41
7900 Indirect Staff Training and Development	123.67
Total 7000 General & Administrative	**2,383,446.42**
7200 Fringe Benefits	**834,358.56**
7920 G&A - Commision Expense	13,109.70
Total Expenses	**$4,374,851.69**
NET OPERATING INCOME	**$ -4,146,331.08**
Other Income	
4600 Non-Operating Income	179,032.05
4610 Cashback Income	28,283.74
4620 Interest Income	37.84
4670 Miscellanous Income	6,208.80
Total 4600 Non-Operating Income	**213,562.43**
Total Other Income	**$213,562.43**

Zero-Gravity Corporation

Profit and Loss
January - December 2024

	TOTAL
Other Expenses	
7325 Claims Settlement	7,600.00
8400 Amortization Expense of Intangibles	7,767.72
8500 PP&E Depreciation Expense	76,392.11
8600 Interest Expense	1,906,118.22
8700 Income Taxes	3,000.00
8701 Income Tax expense - State	-440,000.00
8702 Income Tax expense - Federal	-1,443,000.00
Total 8700 Income Taxes	**-1,880,000.00**
Total Other Expenses	**$117,878.05**
NET OTHER INCOME	**$95,684.38**
NET INCOME	**$ -4,050,646.70**

Zero-Gravity Corporation

Balance Sheet

As of December 31, 2023

	TOTAL
ASSETS	
Current Assets	
Bank Accounts	
1100 Cash and Equivalents	71,558.52
Total Bank Accounts	**$71,558.52**
Accounts Receivable	
1130 Accounts Receivable	1,455,980.58
1135 Allowance for Doubtful Accounts	0.00
Total Accounts Receivable	**$1,455,980.58**
Other Current Assets	
1140 Other Receivables	0.00
1150 Inventory - Merchandise (Online Store)	33.34
1160 Prepaid Expenses	807,795.35
1170 S/T Deferred Tax Asset	
1171 S/T Deferred Taxes - Federal	5,728,000.00
1172 S/T Deferred Taxes - State	1,636,000.00
Total 1170 S/T Deferred Tax Asset	**7,364,000.00**
1180 Undeposited Funds	61,528.88
1230 Purchase Advance on 2nd Plane	0.00
Total Other Current Assets	**$8,233,357.57**
Total Current Assets	**$9,760,896.67**
Fixed Assets	
1500 Property Plant & Equipment	
1510 TSA Equipment (Installation & Training)	0.00
1511 Interior Equipment	0.00
1530 Aircraft - G Force One	80,486.38
1570 FIXED ASSET -Equipment	49,001.36
Total 1500 Property Plant & Equipment	**129,487.74**
1600 Right of Use Asset	771,932.44
1605 Right of Use Asset - Accumulated Amortization	-684,130.77
Total 1600 Right of Use Asset	**87,801.67**
Total Fixed Assets	**$217,289.41**

Zero-Gravity Corporation

Balance Sheet

As of December 31, 2023

	TOTAL
Other Assets	
1700 Deferred Expenses- C Check (Ascent A.S.)	2,600,561.14
1705 Deferred Expenses- A Check	46,456.54
1710 Goodwill	0.00
1720 Intangible Assets	**62,139.40**
1730 FAA Part 121 Air Carrier Certification	0.00
1800 L/T Deferred Tax Asset	
1810 L/T Deferred Taxes - Federal	434,000.00
1820 L/T Deferred Taxes - State	124,000.00
Total 1800 L/T Deferred Tax Asset	**558,000.00**
1900 Deposits - Long Term	**100,000.00**
Total Other Assets	**$3,367,157.08**
TOTAL ASSETS	**$13,345,343.16**
LIABILITIES AND EQUITY	
Liabilities	
Current Liabilities	
Accounts Payable	
2100 Accounts Payable	1,864,124.71
Total Accounts Payable	**$1,864,124.71**
Other Current Liabilities	
2200 Federal Excise Tax Payable	**126,963.92**
2210 Sales Tax Payable	0.00
2300 S/T Loan	7,575,605.14
2301 PPP Loan	0.00
2305 Lease Liability - Current	87,801.67
2310 Accrued Interest on PPP Loan	0.00
2315 Accrued Interest on ST Loan	461,917.79
2320 Accrued Interest on L/T Loan	**6,070.54**
2350 Revenue Based Factoring Liability	0.00
2400 Accrued Expenses	**219,664.51**
2500 Current Unearned Revenue	171,671.44
2130 Unearned Revenue- PY (old)	0.00
2502 Current Unearned Revenue- Consumer	1,966,538.19
2504 Current Unearned Revenue- Charter	729,022.82
2506 Current Unearned Revenue- Research	3,987,540.75
Total 2500 Current Unearned Revenue	**6,854,773.20**
Out Of Scope Agency Payable	0.00
Total Other Current Liabilities	**$15,332,796.77**
Total Current Liabilities	**$17,196,921.48**

	TOTAL
Long-Term Liabilities	
2510 Long Term Unearned Revenue	0.00
2520 L/T Deferred Tax Liability	**403,000.00**
2540 L/T Loan - Sr. Secured Debt	200,000.00
2550 L/T Loan - Subordinated Debt	0.00
2560 Notes Payable	0.00
2600 Lease Liability - Long Term	0.00
Total Long-Term Liabilities	**$603,000.00**
Total Liabilities	**$17,799,921.48**
Equity	
3000 Opening Bal Equity	0.00
3100 Preferred Stock	1,671.58
3200 Common stock	1,664.31
3300 Warrants Outstanding	0.00
3400 Additional Paid in Capital	24,484,265.89
3500 Retained Earnings - S Corp	-631,840.00
3600 Retained Earnings - C Corp	-21,555,423.71
Net Income	-6,754,916.39
Total Equity	**$ -4,454,578.32**
TOTAL LIABILITIES AND EQUITY	**$13,345,343.16**

Zero-Gravity Corporation

Profit and Loss

January - December 2023

	TOTAL
Income	
4000 Revenue	
4100 ZERO-G Flight Revenue	
4110 Consumer	-13,743.37
4111 Discounts Given	0.00
Total 4110 Consumer	**-13,743.37**
4120 Charter	14,400.00
4130 Research	73,750.00
Total 4100 ZERO-G Flight Revenue	**74,406.63**
4500 Other Revenue	**8,177.90**
Total 4000 Revenue	**82,584.53**
4511 Ticketing Refund - Customer	-500.00
Services	0.00
Total Income	**$82,084.53**
Cost of Goods Sold	
5000 Cost of Sales	
5100 Parabolic Flight COS	
5110 Flight Crew Salaries / Wages	
5111 Pilot Salaries	303,489.73
5112 Flight Engineer Salaries	224,468.56
5113 Flight Attendant Pay	800.00
5115 Inflight & Security Salaries	103,002.47
5119 Flight Operations Consultants	154,890.93
Total 5110 Flight Crew Salaries / Wages	**786,651.69**
5120 Fuel Burn	**84,420.74**
5150 Airport FBO Fees	50,405.55
5160 TSA Security	54,650.19
5170 Aircraft Cleaning	6,598.80
Total 5100 Parabolic Flight COS	**982,726.97**
5300 Flight Programming Operations	
5310 Program Operations Staff Salaries / Wages	262,886.31
5311 Program Operations Consultants	11,953.50
5315 Aircraft Operations Staff Salaries / Wages	408,646.32
5320 Staff Travel Expenses	
5321 Staff Travel - Transportation	**47,869.60**
5325 Staff Travel - Per diem and Meals	5,341.69
5328 Staff Travel - Lodging	9,857.84

	TOTAL
Total 5320 Staff Travel Expenses	**63,069.13**
5330 Photography/Videography/Video Production	**26,568.90**
5340 Flight Day Supplies	96,895.23
5360 Flight Day Client Transport	594.15
5380 Program Ops Equipment and Supplies	699.22
5381 Giveaways	9,541.50
5382 Shipping/Freight/Delivery	102,991.17
Flight Day Venue/Furniture	1,749.50
Total 5300 Flight Programming Operations	**985,594.93**
5600 Aircraft Operations COS	
5610 Engines Lease	342,000.00
5620 Operator Management Fee	703,670.00
5630 Flight Crew Training	346,742.40
5640 Aircraft Liability Insurance	**1,123,470.04**
5650 A/C Maintenance	41,209.65
5652 C Check Amortization Expenses	866,853.75
5653 A/C Parts and Supplies	189,637.63
5654 Aircraft Mechanic	25,008.25
Total 5650 A/C Maintenance	**1,122,709.28**
5660 Engineering costs	**32,346.05**
Total 5600 Aircraft Operations COS	**3,670,937.77**
5800 Other COS	
5820 Merchandise	15,073.52
Total 5800 Other COS	**15,073.52**
Total 5000 Cost of Sales	**5,654,333.19**
Total Cost of Goods Sold	**$5,654,333.19**
GROSS PROFIT	**$ -5,572,248.66**
Expenses	
6000 Sales, Marketing and BD	
6100 Sales/Marketing Staff Salaries/Wages	249,462.08
6110 Sales and Marketing Consultants	12,225.00
6200 Commissions	**1,800.00**
6230 Merchant Service Fee	85,668.30
6400 Advertising	52,341.84
6500 Marketing	244,911.01
6600 Public Relations	30,000.00
6700 Business Development	156,421.79
Total 6000 Sales, Marketing and BD	**832,830.02**

Zero-Gravity Corporation

Profit and Loss
January - December 2023

	TOTAL
7000 General & Administrative	
7100 Corporate Admin Salaries/Wages	276,302.19
7110 Finance and Accounting Salaries	197,382.88
7300 Corporate Professional Services	
7310 Corporate Counsel Services	108,217.00
7320 Legal Fees	175,239.50
7330 Corporate Consulting Services	226,573.54
7340 Finance and Accounting Services	79,572.02
7350 HR & Recruiting Services	48,328.79
7355 Recruiting Services - DO NOT USE - Merged with 7350 (deleted)	2,731.65
7360 IT Admin Services	16,933.66
7370 Executive Admin Services	1,532.69
7380 Other Professional Fees	50,000.00
Total 7300 Corporate Professional Services	**709,128.85**
7400 Corporate Insurance	**64,169.09**
7500 Financial Fees	
7510 Bank Fees	4,824.38
7530 Credit Card Fees	2,990.11
7540 Late Fees	11,150.20
7550 Finance Charges	25,785.88
Total 7500 Financial Fees	**44,750.57**
7600 Corporate Admin Travel Expenses	88,495.84
7610 Employee Entertainment	99,600.27
7700 Office Expenses	**163,397.95**
7800 Corporate Filing Fees	44,557.11
7910 Charitable Contributions	7,234.78
Total 7000 General & Administrative	**1,695,019.53**
7200 Fringe Benefits	**878,108.06**
Total Expenses	**$3,405,957.61**
NET OPERATING INCOME	**$ -8,978,206.27**
Other Income	
4600 Non-Operating Income	322,379.05
4610 Cashback Income	20,589.65
4620 Interest Income	15.13
4630 Forgiveness of Debt	101,390.68
Total 4600 Non-Operating Income	**444,374.51**
8200 Other Income (Expense), Net	-49,130.56
Total Other Income	**$395,243.95**
Other Expenses	
8400 Amortization Expense of Intangibles	7,767.72
8500 PP&E Depreciation Expense	55,747.64

	TOTAL
8600 Interest Expense	543,573.71
8700 Income Taxes	2,865.00
8701 Income Tax expense - State	-574,000.00
8702 Income Tax expense - Federal	-1,894,000.00
Total 8700 Income Taxes	**-2,465,135.00**
8900 (Gain)/Loss of Assets	30,000.00
Total Other Expenses	**$ -1,828,045.93**
NET OTHER INCOME	**$2,223,289.88**
NET INCOME	**$ -6,754,916.39**

Zero-Gravity Corporation

Statement of Cash Flows

January - December 2023

	TOTAL
OPERATING ACTIVITIES	
Net Income	-6,754,916.39
Adjustments to reconcile Net Income to Net Cash provided by operations:	
1130 Accounts Receivable	-1,456,000.41
1131 Accounts Receivable:A/R Factoring	
1150 Inventory - Merchandise (Online Store)	7,863.69
1163 Prepaid Expenses:Prepaid Insurance - Aircraft Hull & Liability	-24,843.94
1164 Prepaid Expenses:Prepaid Insurance - Commercial General Liability, Non-Owned & Passenger Damage Insurance	-64.88
1165 Prepaid Expenses:Prepaid Expenses- Flight Supplies	42,470.72
1166 Prepaid Expenses:Other Prepaid Expenses	104,990.82
1171 S/T Deferred Tax Asset:S/T Deferred Taxes - Federal	-2,050,000.00
1172 S/T Deferred Tax Asset:S/T Deferred Taxes - State	-585,000.00
1230 Purchase Advance on 2nd Plane	100,000.00
1535 Property Plant & Equipment:Aircraft - G Force One:Accumulated Depreciation G Force One	35,154.24
1580 Property Plant & Equipment:FIXED ASSET -Equipment:Accumulated Depreciation Equipment	20,593.40
1705 Deferred Expenses- A Check	-46,456.54
2100 Accounts Payable	608,424.56
2200 Federal Excise Tax Payable	3,839.42
2201 Federal Excise Tax Payable:IRS_2 Payable	75,454.93
2300 S/T Loan	7,172,275.77
2305 Lease Liability - Current	-255,910.37
2315 Accrued Interest on ST Loan	461,917.79
2321 Accrued Interest on L/T Loan:Accrued Interest - Sr. Secured Debt	-110,979.50
2322 Accrued Interest on L/T Loan:Accrued Interest - Subordinated Debt	-54,184.93
2323 Accrued Interest on L/T Loan:Accrued Interest on Notes Payable	-2,100.00
2350 Revenue Based Factoring Liability	-208,162.06
2410 Accrued Expenses:Accrued Payroll	101,319.32
2460 Accrued Expenses:Accrued PTO/Holiday	-70,169.58
2465 Accrued Expenses:Accrued Workers Comp	-58,203.00
2480 Accrued Expenses:Accrued Operating Expenses	-49,200.78
2500 Current Unearned Revenue	-305,000.00
2502 Current Unearned Revenue:Current Unearned Revenue- Consumer	1,452,614.53
2504 Current Unearned Revenue:Current Unearned Revenue- Charter	729,022.82
2506 Current Unearned Revenue:Current Unearned Revenue- Research	3,542,525.91
Total Adjustments to reconcile Net Income to Net Cash provided by operations:	**9,182,191.93**
Net cash provided by operating activities	**$2,427,275.54**
INVESTING ACTIVITIES	
1510 Property Plant & Equipment:TSA Equipment (Installation & Training)	0.00
1605 Right of Use Asset:Right of Use Asset - Accumulated Amortization	343,712.04
1700 Deferred Expenses- C Check (Ascent A.S.)	-2,455,788.79
1730 FAA Part 121 Air Carrier Certification	97,244.25
1750 Intangible Assets:Accumulated Amortization (Intangible)	7,767.72
1810 L/T Deferred Tax Asset:L/T Deferred Taxes - Federal	47,000.00

Zero-Gravity Corporation

Statement of Cash Flows
January - December 2023

	TOTAL
1820 L/T Deferred Tax Asset:L/T Deferred Taxes - State	14,000.00
1910 Deposits - Long Term:Payroll Deposit	-100,000.00
Net cash provided by investing activities	**$ -2,046,064.78**
FINANCING ACTIVITIES	
2521 L/T Deferred Tax Liability:L/T Deferred Taxes - Federal (Liab)	109,000.00
2522 L/T Deferred Tax Liability:L/T Deferred Taxes - State (Liab)	-3,000.00
2540 L/T Loan - Sr. Secured Debt	-775,417.00
2550 L/T Loan - Subordinated Debt	-250,000.00
2560 Notes Payable	-159,366.15
2600 Lease Liability - Long Term	-87,801.67
3100 Preferred Stock	92.71
3200 Common stock	-248.05
3400 Additional Paid in Capital	208,712.64
3600 Retained Earnings - C Corp	49,130.56
Net cash provided by financing activities	**$ -908,896.96**
NET CASH INCREASE FOR PERIOD	**$ -527,686.20**
Cash at beginning of period	660,773.60
CASH AT END OF PERIOD	**$133,087.40**

Zero-Gravity Corporation

Statement of Cash Flows

January - December 2024

	TOTAL
OPERATING ACTIVITIES	
Net Income	-4,050,646.70
Adjustments to reconcile Net Income to Net Cash provided by operations:	
1130 Accounts Receivable	1,067,828.27
1133 Accounts Receivable:Republic Subscription Agreement Receivable	-99,423.54
1135 Allowance for Doubtful Accounts	
1150 Inventory - Merchandise (Online Store)	33.34
1163 Prepaid Expenses:Prepaid Insurance - Aircraft Hull & Liability	50,570.10
1164 Prepaid Expenses:Prepaid Insurance - Commercial General Liability, Non-Owned & Passenger Damage Insurance	33.80
1166 Prepaid Expenses:Other Prepaid Expenses	35,766.21
1171 S/T Deferred Tax Asset:S/T Deferred Taxes - Federal	-1,246,000.00
1172 S/T Deferred Tax Asset:S/T Deferred Taxes - State	-357,000.00
1200 Due from I/C- ZGIO (Receivables)	0.00
1525 Property Plant & Equipment:Website Development:Website Development Accumulated Depr	278.00
1535 Property Plant & Equipment:Aircraft - G Force One:Accumulated Depreciation G Force One	37,286.12
1580 Property Plant & Equipment:FIXED ASSET -Equipment:Accumulated Depreciation Equipment	38,827.99
1705 Deferred Expenses- A Check	-29,963.46
2100 Accounts Payable	146,220.36
2130 Current Unearned Revenue:Unearned Revenue- PY (old)	0.00
2200 Federal Excise Tax Payable	2,493.05
2201 Federal Excise Tax Payable:IRS_2 Payable	91,583.53
2300 S/T Loan	-3,288,790.43
2305 Lease Liability - Current	-85,430.67
2315 Accrued Interest on ST Loan	-429,066.03
2321 Accrued Interest on L/T Loan:Accrued Interest - Sr. Secured Debt	404,877.47
2350 Revenue Based Factoring Liability	67,000.00
2410 Accrued Expenses:Accrued Payroll	99,590.79
2460 Accrued Expenses:Accrued PTO/Holiday	32,106.05
2470 Accrued Expenses:Accrued Staff Commissions	0.00
2480 Accrued Expenses:Accrued Operating Expenses	132,905.89
2481 Accrued Expenses:Accrued Reimbursement Expenses	29,602.72
2500 Current Unearned Revenue	-171,671.44
2502 Current Unearned Revenue:Current Unearned Revenue- Consumer	-539,265.58
2504 Current Unearned Revenue:Current Unearned Revenue- Charter	-458,863.12
2506 Current Unearned Revenue:Current Unearned Revenue- Research	-1,246,788.40
Out Of Scope Agency Payable	0.00
Total Adjustments to reconcile Net Income to Net Cash provided by operations:	**-5,715,258.98**
Net cash provided by operating activities	**$ -9,765,905.68**
INVESTING ACTIVITIES	
1520 Property Plant & Equipment:Website Development	-16,650.00
1570 Property Plant & Equipment:FIXED ASSET -Equipment	-186,626.24
1600 Right of Use Asset	757,413.00
1605 Right of Use Asset:Right of Use Asset - Accumulated Amortization	-671,982.33

Zero-Gravity Corporation

Statement of Cash Flows
January - December 2024

	TOTAL
1700 Deferred Expenses- C Check (Ascent A.S.)	2,080,449.00
1730 FAA Part 121 Air Carrier Certification	-33,094.85
1750 Intangible Assets:Accumulated Amortization (Intangible)	7,767.72
1810 L/T Deferred Tax Asset:L/T Deferred Taxes - Federal	-302,000.00
1820 L/T Deferred Tax Asset:L/T Deferred Taxes - State	-86,000.00
Net cash provided by investing activities	**$1,549,276.30**
FINANCING ACTIVITIES	
2521 L/T Deferred Tax Liability:L/T Deferred Taxes - Federal (Liab)	105,000.00
2522 L/T Deferred Tax Liability:L/T Deferred Taxes - State (Liab)	3,000.00
2540 L/T Loan - Sr. Secured Debt	3,475,000.00
2545 L/T Loan - Sr. Secured Debt:Discount on Sr. Secured Debt	-129,318.00
2555 Long-Term Portion of S/T Loans	4,427,999.00
2600 Lease Liability - Long Term	0.00
3000 Opening Bal Equity	0.00
3100 Preferred Stock	2,095.23
3200 Common stock	6,188.01
3400 Additional Paid in Capital	285,280.53
3450 Additional Paid in Capital:Additional Paid in Capital- Warrants	517,273.00
Net cash provided by financing activities	**$8,692,517.77**
NET CASH INCREASE FOR PERIOD	**$475,888.39**
Cash at beginning of period	133,087.40
CASH AT END OF PERIOD	**$608,975.79**